FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Syngenta divests US flowers distribution and brokerage”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contact: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, November 14, 2012

Syngenta divests US flowers distribution and brokerage

•	Sale of Syngenta Horticultural Services to Griffin Greenhouse Supplies
•	Long-term agreement to distribute and broker Syngenta genetics
•	Syngenta focus on innovative flowers solutions strengthened

Syngenta announced today that Griffin Greenhouse Supplies Inc., a leading United States-based supplier of greenhouse and nursery materials, has signed an agreement to acquire the Syngenta Horticultural Services (SHS) distribution and brokerage business.

The transaction will include the transfer of SHS assets and employees as well as distribution and brokerage capabilities located in the USA. SHS had sales of $96 million in 2011. Griffin has also signed a long-term agreement to distribute and broker Syngenta Flowers genetics throughout the USA.

Robert Berendes, Head of Business Development, said: “This transaction allows Syngenta to strengthen focus on our core genetics and plant protection capabilities. We look forward to working closely with Griffin to deliver the breakthrough solutions professional growers and retailers need to meet the increasingly high standards of consumers.”

Financial terms of the transaction have not been disclosed.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – November 14, 2012 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 14, 2012 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 14, 2012	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

By:	/s/ Brigitte Benz
	Name:	Brigitte Benz
	Title:	Head Shareholder Services & Group Administration